                                                                    EXHIBIT 28.2


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). The principal subsidiaries were Burlington Northern Inc. (BNI), Burlington Northern Railroad Company (BNRR), Santa Fe Pacific Corporation (SFP) and The Atchison, Topeka and Santa Fe Railway Company (ATSF). SFP and ATSF became subsidiaries of BNSF on September 22, 1995 as a result of a business combination accounted for as a purchase. Effective December 1996, BNI was merged with and into SFP, and ATSF merged with and into BNRR and the name was changed to The Burlington Northern and Santa Fe Railway Company (BNSF Railway).


RESULTS OF OPERATIONS

The results of operations discussed below include BNSF results for the year ended December 31, 1996, BNI results for each of the two years ended December 31, 1995 and 1994 and SFP results from the merger date, September 22, 1995, through December 31, 1995.


YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

BNSF recorded net income for 1996 of $889 million ($5.70 per common share), compared with net income of $92 million ($.67 per common share) for 1995. Results for 1995 include $735 million of merger, severance and asset charges which reduced net income by approximately $453 million, or $4.24 per common share. Results for 1995 were further reduced by $100 million (after tax), or $.94 per common share, for the cumulative effect of an accounting change for locomotive overhauls and $6 million (after tax), or $.05 per common share, for an extraordinary loss on early retirement of debt. Excluding the above items, net income for 1995 would have been $651 million.


REVENUE TABLE

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1996, 1995 and 1994 and includes certain reclassifications of prior year information to conform to current year presentation.

                                           Revenues                 Revenue Ton Miles (RTM)           Revenue Per Thousand RTM
                                -------------------------------   ----------------------------  ----------------------------------
                                 1996          1995        1994     1996      1995     1994      1996         1995          1994
                                          (In Millions)                  (In Millions)
                                ------         ------    ------   -------   -------   -------   ------        ------       ------
Intermodal                      $2,088         $1,120    $  758    71,262    38,516    24,671   $29.30        $29.08       $30.72
Coal                             1,973          1,821     1,674   169,380   153,169   136,164    11.65         11.89        12.29
Agricultural Commodities         1,170          1,143       776    59,601    55,356    33,922    19.63         20.65        22.88
Chemicals                          765            443       356    28,896    17,155    13,859    26.47         25.82        25.69
Forest Products                    555            471       452    25,140    19,828    19,495    22.08         23.75        23.19
Consumer and Food Products         469            365       318    18,201    12,332    10,341    25.77         29.60        30.75
Metals                             413            320       256    20,199    13,804    11,503    20.45         23.18        22.66
Automotive                         397            213       156     6,062     3,158     2,031    65.49         67.45        76.81
Minerals and Ores                  319            260       222    12,318    10,119     8,588    25.90         25.69        25.85
Other                               38              7         8        --        --        --       --            --           --
                                ------         ------    ------   -------   -------   -------   ------        ------       ------
 Total                          $8,187         $6,163    $4,976   411,059   323,437   260,574   $19.82        $19.03       $19.07
                                ======         ======    ======   =======   =======   =======   ======        ======       ======

REVENUES

Total revenues for 1996 were $8,187 million compared with revenues of $6,163 million for 1995. The $2,024 million increase primarily reflects inclusion of a full year of SFP results in 1996. Prior to the business combination, coal and agricultural made up approximately 50 percent of BNI's revenues while intermodal shipments comprised approximately 45 percent of total SFP revenues.

  Intermodal revenues increased $968 million compared with 1995, due to inclusion of a full year of SFP operations. Prospectively, it is expected that intermodal traffic will continue to represent a significant portion of BNSF's revenues.

  Coal revenues improved $152 million during 1996. Approximately 85 percent of the increase was due to the inclusion of a full year of SFP operations. Additionally, tonnage of low-sulfur coal shipped from the Powder River Basin increased from 1995. Revenue per thousand revenue ton miles declined principally as a result of continuing competitive pricing pressures and a change in traffic mix.

  Agricultural commodities revenues during 1996 were $27 million greater than 1995 reflecting a full year of SFP operations largely offset by lower export shipments of wheat and corn.

  Chemicals revenues increased $322 million compared with 1995. Approximately 90 percent of the increase was due to inclusion of a full year of SFP operations. The remaining increase was due to strong petroleum products and agricultural chemicals demand.

  Revenue increases and changes in revenue per thousand revenue ton miles in all other commodity groups were principally due to the inclusion of SFP results for the full year.


EXPENSES

Total operating expenses for 1996 were $6,439 million compared with expenses of $5,637 million for 1995. The operating ratio for 1996 was 78.6 percent, compared with an operating ratio of 79.5 percent for 1995, excluding $735 million for merger, severance and asset charges. The favorable decrease in the operating ratio reflects synergies from combining operations which resulted in reduced costs principally within administrative functions. These benefits were partially offset by higher prices paid for labor, services and materials, including a significant increase in the cost of diesel fuel during 1996.

  Compensation and benefits expenses of $2,561 million were $494 million above 1995 principally due to the full year of combined operations. The Company began to realize the benefit of the merger during 1996 as employment, which approximated 43,000 at the end of 1996, decreased by 5 percent when compared with the prior year. Salaried employee levels have decreased over 15 percent in the same time period.

  Purchased services expenses increased $273 million for 1996 compared with 1995, principally reflecting a full year of combined operations.

  Depreciation and amortization expense for 1996 was $240 million higher than 1995 primarily due to the full year depreciation and amortization for combined operations.

  Equipment rents expenses were $196 million higher than 1995 due to the full year combined operations as well as an increase in lease rental expense for freight cars.

  Fuel expenses for 1996 were $247 million or 51 percent higher than 1995 primarily due to an increase in consumption resulting from the full year of combined operations and an 8 cent increase in the average price per gallon.

  Materials and other expenses for 1996 increased $87 million compared with 1995. The increase reflects the full year of combined operations partially offset by decreases in expenses from cost initiatives including reductions in employee injuries due to increased focus on employee safety.

  As discussed in Note 3: Merger, severance and asset charges, the Company recorded $735 million for such costs in 1995. The principal components of the charge were $287 million related to BNSF's plan to centralize the majority of its clerical functions and $254 million for severance, pension and other salaried employee benefits and for employee relocation cost incurred during the period. Additionally, $105 million was recorded for planned branch line dispositions. The remaining $89 million included obligations for vacating leased facilities and the write-off of duplicate and excess assets. Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets. When its plans are completed, BNSF expects to have eliminated over 3,000 positions and disposed of approximately 4,000 miles of low density track. To date, BNSF has eliminated approximately 1,500 salaried positions and 500 clerical positions and has disposed of approximately 2,000 miles of low-density track. Also as described in Note 3, costs related to union employee relocation as well as certain costs for separation and severances were not included in the charge; therefore, these costs, to the extent incurred, will be recorded as future operating expenses. Presently, the magnitude of any future expense is unknown.

  Interest expense increased $81 million compared with 1995, due to the full year effect of interest on SFP debt in 1996 as well as an increase in the levels of outstanding debt.

  Other income net was $35 million below 1995. The decrease is due to a full year of combined operations in 1996 as well as $16 million of equity in earnings of SFP from February 21, 1995, the date of BNI's initial investment in SFP, to September 22, 1995, the date of merger consummation.


YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

BNSF recorded net income for 1995 of $92 million ($.67 per common share, primary and fully diluted) compared with net income of $416 million ($4.37 per common share, primary, and $4.27 per common share, fully diluted) for 1994. As previously discussed, 1995 included the merger, severance and asset charges, the accounting change for locomotive overhauls and the extraordinary loss on early retirement of debt. Excluding these items, net income for 1995 would have been $651 million. Results for 1994 were reduced by $10 million (after tax), or $.11 per common share, for the cumulative effect of an accounting change for postemployment benefits. Excluding the accounting change, net income for 1994 would have been $426 million.


REVENUES

Total revenues for 1995 were $6,163 million compared with revenues of $4,976 million for 1994. The $1,187 million increase reflects $802 million of SFP revenues for the period of September 22, 1995 through December 31, 1995. Excluding SFP, revenues increased by $385 million or 8 percent primarily due to higher coal and agricultural commodities revenues.

  Intermodal revenues increased $362 million when compared with 1994, almost exclusively due to the inclusion of SFP revenues in 1995.

  Coal revenues improved $147 million during 1995 due to higher traffic levels caused primarily by new business, favorable weather conditions early in the year and increased demand for low-sulfur coal from the Powder River Basin as well as the addition of $58 million of SFP revenues in 1995. Revenue per thousand revenue ton miles declined as a result of continuing competitive pricing pressures and a change in traffic mix.

  Agricultural commodities revenues during 1995 were $367 million greater than 1994. The increase was principally caused by improvements in corn and soybean revenues which benefited from increased crop production as well as higher traffic volumes to the Pacific Northwest due to stronger export demand during 1995. Barley and wheat revenues declined primarily due to weaker export demand compared with the strong demand in 1994. Additionally, agricultural commodities revenues included $59 million of SFP revenues during 1995. The shift in commodities to lower yielding corn and soybeans from higher yielding wheat led to the aggregate decrease in revenue per thousand revenue ton miles.

  Revenues for chemicals increased $87 million and forest products increased $19 million compared with 1994. The addition of $80 million of SFP revenues along with strong petroleum products demand contributed to the increase in chemicals revenues. The increase in forest product revenues was due to the addition of $32 million of SFP revenues and was partially offset by lower traffic levels for lumber.

  Metals revenues increased $64 million due to increased taconite, aluminum and steel products revenues as well as the addition of $28 million of SFP revenues in 1995.

  Revenue increases in all other commodity groups are principally due to the inclusion of SFP revenues from September 22, 1995 to December 31, 1995.


EXPENSES

Total operating expenses for 1995, including $664 million of SFP operating expenses and $735 million of merger, severance and asset charges, were $5,637 million compared with expenses of $4,123 million for 1994. Excluding the merger, severance and asset charges, the operating ratio for 1995 was 79.5 percent, an improvement over the operating ratio of 82.9 percent for 1994.

  Compensation and benefits expenses of $2,067 million were $301 million above 1994 and included $233 million of SFP compensation and benefits expense. The remaining $68 million of the increase was due to higher traffic levels, a wage increase for union represented employees effective July 1994, an increase in health and welfare costs for union employees due primarily to an increase in insurance premium rates, and increased incentive compensation expense. These increases were partially offset by operating efficiencies.

  Purchased services expenses increased $64 million for 1995 compared with 1994, principally reflecting the addition of SFP expenses.

  Depreciation and amortization expense for 1995 was $158 million higher than 1994 primarily due to the inclusion of $86 million of SFP depreciation and amortization expense for 1995. Additionally, the increase reflects $30 million attributable to the 1995 effect of a change in accounting for locomotive overhauls. The remainder of the increase was due to capital additions which increased the Company's asset base.

  Equipment rents expenses were $111 million higher than 1994 due to the inclusion of $70 million of SFP equipment rents expense in 1995 as well as a $46 million increase in lease rental expense as a result of a larger fleet of leased freight cars and an increase in the leasing of locomotives to meet power requirements in 1995.

  Fuel expenses for 1995 were $111 million higher compared with 1994 primarily due to the addition of $74 million of SFP expenses along with a $29 million increase in consumption resulting from higher traffic volumes in 1995. An increase in the average price paid per gallon of 1.2 cents in 1995 contributed to the remainder of the increase.

  Materials and other expenses for 1995 increased $34 million compared with 1994, principally reflecting the addition of SFP expenses and expenses attributable to the change in accounting for locomotive overhauls in 1995.

  Interest expense increased $65 million compared with 1994, principally due to the addition of $26 million of SFP expense in 1995 as well as interest on the $500 million of unsecured debt incurred in 1995 to finance BNI's investment in SFP.

  Other income (expense), net was $31 million favorable in 1995 compared with 1994. This increase was due to BNI's equity in earnings of SFP of $16 million. The remainder of the increase in other income was principally due to interest income on the settlement of a tax refund and lower fees on the sale of accounts receivable in 1995.

  In December 1995, BNSF defeased BNI's 9% debentures due 2016, by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in 1996. The defeasance resulted in an extraordinary charge of $6 million (after tax), principally reflecting the call premium on the debt.

  Effective January 1, 1995, BNSF changed its method of accounting for periodic major locomotive overhauls. Under the new method, overhauls on owned units are capitalized and depreciated ratably until the next anticipated overhaul. In addition, estimated costs for overhauls on leased units are accrued on a straight-line basis over the life of the leases. BNSF previously expensed locomotive overhauls when the costs were incurred. The cumulative effect of this change for years prior to 1995 was a reduction in net income of $100 million (after tax) while the effect of this change for the year ended December 31, 1995 was to reduce net income by $25 million (after tax).

ACQUISITION OF SFP

On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner set forth below (the Merger). Stockholders of BNI and SFP approved the Merger Agreement at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated. As discussed in Note 2, the business combination with SFP was accounted for by the purchase method.

  Pursuant to the Merger Agreement, BNI and SFP commenced tender offers (together, the Tender Offer) to acquire 25 million and 38 million shares of SFP common stock, respectively, at $20 per share in cash. During 1995, SFP borrowed $1.0 billion under a credit facility of which $760 million of the proceeds were used to purchase the 38 million shares pursuant to the Tender Offer. In addition, BNI borrowed $500 million under a credit facility of which the proceeds were used to finance BNI's purchase of SFP common stock in the Tender Offer. The Tender Offer was completed on February 21, 1995.

  To ensure that the transaction contemplated by the Merger Agreement qualified as a tax-free transaction for federal income tax purposes, the parties utilized the holding company structure. Under the holding company structure, BNSF created two subsidiaries. One subsidiary merged with and into BNI, and the other subsidiary merged with and into SFP. The holding company structure had the same economic effect with respect to the stockholders of BNI and SFP as would have a direct merger of BNI and SFP.

CAPITAL RESOURCES AND LIQUIDITY
1996 CASHFLOWS

Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional requirements through debt issuance, including commercial paper, or leasing of assets.

  Operating activities provided cash of $1,871 million during 1996 compared with $1,416 million during 1995. The increase in cash from operations was primarily attributable to higher earnings before depreciation and amortization, and deferred income taxes as compared to 1995. The above was partially offset by an increase in payments for employee, merger and separation costs and a net increase in working capital.

  BNSF's cash outflows from investing activities for 1996 predominantly consisted of capital expenditures of $2,234 million which are further discussed below, while cash inflows from financing activities reflect net proceeds from borrowings of $445 million partially offset by dividend payments of $184 million.

OTHER CAPITAL RESOURCES

BNSF issues commercial paper from time to time. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing available borrowings under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and an additional $1.5 billion on a long-term basis. Annual facility fees are currently .075 percent and .11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon, i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or
iii) an alternate base rate. The commitments of the lenders to make the loans are currently scheduled to expire on November 14, 1997 and November 15, 2001, respectively.

  At December 31, 1996, there were no borrowings against the revolving credit agreements and the maturity value of commercial paper outstanding was $916 million, leaving a total of $584 million of the long-term revolving credit agreement available and $500 million of the short-term revolving credit agreement available.

  In February 1996, BNSF issued $175 million of 6.875% debentures due February 15, 2016. In June 1996, BNSF issued $200 million of 7.29% debentures due June 1, 2036. The net proceeds from the sale of these debentures were used for general corporate purposes including the repayment of short-term debt. Both debentures were issued under a BNSF shelf registration which has $475 million remaining.

CAPITAL EXPENDITURES AND RESOURCES

A breakdown of cash capital expenditures is set forth in the following table (in millions):

Year ended December 31,                      1996      1995    1994
------------------------------------------   ------   -----   -----
Track structure and other roadway property   $1,625   $ 706   $ 544
Equipment                                       609     184     154
------------------------------------------   ------   -----   -----
 Total capital expenditures                  $2,234   $ 890   $ 698
==========================================   ======   =====   =====

  Track and other roadway capital expenditures for 1996 increased significantly compared with 1995. This increase reflects a full year of capital projects required to maintain the capacity of an expanded route system. Additionally, BNSF significantly expanded capacity throughout its system in 1996, primarily in the Powder River Basin and in the Pacific Northwest. Also as a result of the merger of Union Pacific Railroad Company (UP) and Southern Pacific Rail Corporation (SP) (discussed below) the Company purchased certain prior UP or SP routes during 1996. Equipment capital expenditures increased in 1996 compared with 1995 due principally to the purchase of 225 locomotives in 1996. During 1995, the Company acquired nearly all new locomotives through operating leases. Additionally, equipment capital spending was higher in 1996 due to the ownership of a substantially larger locomotive and car fleet.

  Capital expenditures in 1997 are expected to approximate $1.85 billion. Approximately $1.1 billion of these expenditures will be for maintaining productive capacity of the existing route structures. The remainder will be spent on the acquisition of new equipment, including 180 locomotives, and capacity expansion projects throughout the system including the Powder River Basin and the Pacific Northwest.


INFLATION

Due to the capital intensive nature of BNSF's business the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.


DIVIDENDS

Common stock dividends declared were $1.20 per common share annually for 1996, 1995 and 1994. Dividends paid on common stock during 1996 were $184 million, and $129 million on common and preferred stock during 1995 and 1994. The increase in 1996 dividends reflects an increase in outstanding shares of common stock principally due to the Merger. On January 16, 1997, the Board of Directors declared a dividend of 30 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 1, 1997, to stockholders of record on March 10, 1997.


CAPITAL STRUCTURE

BNSF's ratio of total debt to total capital was 44 percent at the end of 1996 compared with 46 and 45 percent at the end of 1995 and 1994, respectively.


OTHER MATTERS
CASUALTY AND ENVIRONMENTAL

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). For several years prior to 1992, the trend of significant increases in BNSF's personal injury expense reflected the combined effects of increasing frequency of claims, rising medical expenses, legal judgments and settlements. FELA's system of requiring finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to these significant increases in expense in past years. BNSF implemented a number of safety programs to reduce the number of personal injury claims and personal injury expense. The total amount of personal injury expenses were $162 million, $143 million, and $170 million in 1996, 1995 and 1994, respectively. Expenses in 1996 reflect a full year of combined operations while 1995 includes SFP expenses from September 22, 1995 through December 31, 1995. Expenses in 1994 reflect only BNI.

  As discussed in more detail in Note 13: Environmental and other contingencies, the Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal

Comprehensive Environmental Response Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 345 sites at which it is being asked to participate in the study and/or clean-up of alleged environmental contamination. BNSF paid approximately $47 million, $31 million, and $21 million during 1996, 1995 and 1994, respectively for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $225 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1996 will be paid over the next five years. No individual site is considered to be material.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, expenditures associated with such liabilities are typically paid out over a long period; therefore, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that may increase their operating costs. Regulations applicable to new locomotive engines were issued by the Environmental Protection Agency in early 1997, with final regulations to be promulgated by the end of the year. It is anticipated that these regulations will be effective for locomotive engines installed after 1999 and through 2010. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time, it is unknown whether California will adopt locomotive emission standards that may differ from federal standards.


OTHER CLAIMS AND LITIGATION

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

LABOR

Labor unions represent approximately 88 percent of BNSF Railway employees under collective bargaining agreements with 13 different labor organizations. BNRR, ATSF and other major railroads were actively involved in industry-wide labor contract negotiations beginning in late 1994. Through this process, wages, health and welfare benefits, work rules and other issues have now been negotiated for substantially all BNSF Railway union-represented employees. BNSF Railway remains in negotiations with approximately 425 employees represented by the American Train Dispatchers Department of the Brotherhood of Locomotive Engineers.

  The new collective bargaining agreements will remain in effect through at least December 31, 1999 and until new agreements are reached or the Railway Labor Act's procedures are exhausted. The new collective bargaining agreements include provisions for retroactive and prospective wage increases, signing bonuses and lump-sum payments. Throughout the negotiation process, the Company had been providing reserves related to potential union agreements; therefore, payments related to the retroactive portion of these agreements did not have a material effect on the Company's 1996 results of operations.


HEDGING ACTIVITIES
FUEL

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities. Additionally, this program includes various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices. However, throughout 1996 and the beginning of 1997, BNSF Railway has seen a continued increase in the price of fuel, which has resulted in an increase in fuel expense for unhedged purchases. Based on 1996 fuel consumption, each one cent increase in the price of fuel would result in approximately $10 million in additional fuel expense on an annual basis.

  As of February 7, 1997, BNSF had entered into fuel swaps for approximately 635 million gallons at an average price of approximately 54 cents per gallon. These contracts have expiration dates ranging from March 1997 to December 1998.

  The above price does not include taxes, fuel handling costs, certain transportation costs and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's fuel hedging program covers approximately 35 percent of estimated 1997 fuel purchases and 25 percent of estimated 1998 fuel purchases. Quarterly hedges in 1997 range from 20 percent to 40 percent of anticipated fuel purchases while 1998 hedges approximate 25 percent each quarter. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements. Unrecognized gains from BNSF's fuel hedging transactions were approximately $17 million at December 31, 1996 and were not material at December 31, 1995. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.


INTEREST RATE

As of February 7, 1997, BNSF has interest rate swap transactions with a total principal amount of $875 million to fix interest rates on commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 5.8 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. Swap transactions of $625 million, $250 million and $125 million will mature during the years ended December 31, 1997, 1998 and 1999, respectively.

UP-SP MERGER

The Surface Transportation Board (STB) approved the proposed common control and merger of rail carriers controlled by Union Pacific Corporation and SP in its written decision dated August 12, 1996. The transaction was consummated on September 12, 1996. As a condition of the merger, the STB imposed provisions which grant BNRR and ATSF access to approximately 3,900 miles of UP-SP track. The STB decision provides the Company's subsidiaries with greater access to Gulf Coast and West Coast markets. The Company is currently evaluating the STB decision and the impact of the UP-SP merger. Additionally, BNSF management is evaluating market opportunities and alternatives. The ultimate net effect of the UP-SP merger on BNSF is presently unknown.


RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which establishes the accounting and reporting requirements for recognizing and measuring impairment of long-lived assets to be either held and used or held for disposal. In the first quarter of 1996, BNSF adopted SFAS No. 121 which had no impact on the Company's financial position or 1996 results of operations.


FORWARD-LOOKING INFORMATION

To the extent that these written statements include predictions concerning future operations and results of operations, such statements are forward-looking statements that involve risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, general economic downturns, which may limit demand and pricing; labor matters, which may affect the costs and feasibility of certain operations; and competition and commodity concentrations, which may affect traffic and pricing levels.

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